UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2017

PEARSON plc
(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant's name into English)

80 Strand
London, England WC2R 0RL
 44-20-7010-2000
(Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X                                                Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                                              No X

TR-1: NOTIFICATION OF MAJOR INTEREST IN SHARESi

1. Identity of the issuer or the underlying issuerof existing shares to which voting rights areattached: ii	Pearson PLC
2 Reason for the notification (please tick the appropriate box or boxes):
An acquisition or disposal of voting rights	Y
An acquisition or disposal of qualifying financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	N
An acquisition or disposal of instruments with similar economic effect to qualifying financial instruments	N
An event changing the breakdown of voting rights	N
Other (please specify):	Regulatory	N
3. Full name of person(s) subject to thenotification obligation: iii	LINDSELL TRAIN LIMITED ( discretionary clients)
4. Full name of shareholder(s) (if different from 3.):iv	The BNY (OCS) Nominees BNP Paribas NT Nominees State Street Nominees
5. Date of the transaction and date onwhich the threshold is crossed orreached: v	20th February 2017
6. Date on which issuer notified:	20th February 2017
7. Threshold(s) that is/are crossed orreached: vi, vii	5.035%

8. Notified details:
A: Voting rights attached to shares viii, ix
Class/type ofshares if possible usingthe ISIN CODE	Situation previousto the triggeringtransaction		Resulting situation after the triggering transaction
NumberofShares		NumberofVotingRights	Numberof shares	Number of votingrights		% of voting rights x
			Direct	Direct xi	Indirect xii	Direct	Indirect
GB0006776081 Aggregate holdings from discretionary clients accounts	Below 5%	Below 5%	41,393,237	41,393,237	-	5.035%	-

B: Qualifying Financial Instruments
Resulting situation after the triggering transaction
Type of financialinstrument	Expirationdate xiii		Exercise/Conversion Period xiv	Number of votingrights that may beacquired if theinstrument isexercised/ converted.	% of votingrights
N/A	N/A		N/A	N/A	N/A

C: Financial Instruments with similar economic effect to Qualifying Financial Instruments xv, xvi
Resulting situation after the triggering transaction
Type of financialinstrument	Exercise price	Expiration date xvii	Exercise/Conversion period xviii	Number of voting rights instrument refers to		% of voting rights xix, xx
N/A	N/A	N/A	N/A	N/A		Nominal	Delta
						N/A	N/A

Total (A+B+C)
Number of voting rights				Percentage of voting rights
41,393,237				5.035%

9. Chain of controlled undertakings through which the voting rights and/or thefinancial instruments are effectively held, if applicable: xxi
N/A

Proxy Voting:
10. Name of the proxy holder:	N/A
11. Number of voting rights proxy holder will ceaseto hold:	N/A
12. Date on which proxy holder will cease to holdvoting rights:	N/A

13. Additional information:	N/A
14. Contact name:	Lauren Jorgensen
15. Contact telephone number:	020 7808 1210

Natalie Dale
Deputy Company Secretary
Pearson plc

21 February 2017

 SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PEARSON plc

Date: 21 February 2017
By: /s/ NATALIE DALE

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Natalie Dale
Deputy Company Secretary